August 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE
Washington, D.C. 20549

Attn:	Karina Dorin and Kevin Dougherty

Re:	CM Life Sciences, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 24, 2020
File No. 333-246251

Dear Ms. Dorin and Mr. Dougherty:

On behalf of our client, CM Life Sciences, Inc., a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on August 24, 2020 (the “Registration Statement”), contained in the Staff’s letter dated August 26, 2020 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff. For ease of reference, the comment contained in the Comment Letter is printed below in bold and followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.	We note your risk factor disclosure on page 56 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please also ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly, or tell us how you will inform investors in future filings that the provision applies to actions arising under the Securities Act, but not the Exchange Act.

Response: The Company respectfully advises the Staff that it has revised Section 9.3 of Exhibit 4.4 to clearly state that such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

* * *

United States Securities and Exchange Commission

August 27, 2020

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Eli Casdin, CM Life Sciences, Inc.

Keith Meister, CM Life Sciences, Inc.

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